Exhibit (a)(5)(MM)

The new global leader in aluminium

Rio Tinto Alcan is the global leader in aluminium with large, long-life, low-cost assets worldwide, a strong portfolio of growth projects and access to significant bauxite reserves, competitive alumina refining, low-cost hydro power, leading smelting technology, innovative engineered solutions, and a diverse talent pool of 73,000 employees, including joint ventures, in 61 countries and regions worldwide. Rio Tinto Alcan - one of Rio Tinto’s product groups - is well positioned to meet and exceed its customers’ needs and is deeply committed to ensuring the economic environmental and social sustainability of the communities in which it operates.

Quick facts

•                       Number one in aluminium based on current production

•                       Number one in bauxite based on current production

•                       Clear pathway to becoming number one in alumina

•                       Strong growth pipeline through the value chain

•                       Distinct and sustainable cost advantage in aluminium supported by access to hydroelectricity

•                       AP smelting technology is the industry benchmark

Aluminium -top 10 (production 2006)	Alumina -top 10 (production 2006)	Bauxite-top 10 (production 2006)

(a) Rusal includes Sual and Glencore assets

Source: 2006 attributable production from Brook Hunt, adjusted for merger and acquisition activity.

Alcoa includes 60% of AWAC, Alumina includes 40% of AWAC.

Rio Tinto Alcan management structure

Rio Tinto Alcan has an experienced management team that is responsible for the strategic and operational performance of Rio Tinto Alcan’s businesses.

Dick Evans, chief executive

Steve Hodgson, president and chief executive officer, Bauxite and Alumina

Jacynthe Côté, president and chief executive officer, Primary Metal

Christel Bories, president and chief executive officer, Engineered Products llene Gordon, president and chief executive officer, Packaging*

Phillip Strachan, Finance

Jean-Christophe Deslarzes, Human Resources

Corey Copeland, Communications and External Relations

* Business to be divested

Our operations

Rio Tinto Alcan has mining, refining, smelting and fabricating operations located in 61 countries and regions*. Brownfield and greenfield projects are in the pipeline for Canada, Malaysia, South Africa and the Middle East. The Engineered Products group is the number 1 supplier of value-added products to Europe’s aerospace industry.

The Packaging unit is the number 1 producer of multi-material packaging for the food and beverage, pharmaceutical and medical, beauty and personal care, and tobacco businesses.

* Including the Packaging unit

Our products

Rio Tinto Alcan is a supplier of bauxite, alumina and primary aluminium to domestic and export markets. It also produces specialty aluminas for advanced ceramics and fire retardants, anodes and technology solutions for aluminium smelting and a range of engineered solutions for the aerospace and transportation industries.

As the industry benchmark in reliability, energy efficiency, productivity and environmental performance, the product group’s AP technology delivers the lowest full economic cost, which is why it is the technology of choice for the majority of the world’s new smelters outside China. The industry is currently constructing one million tonnes of new capacity using its proprietary AP technology.

Our combined strength

Combined financial strength (d)	Rio Tinto		Alcan (a)		Combined (b)
Revenue	US$	25.4bn	US$	23.6bn	US$	49.0bn
EBITDA	US$	12.6bn	US$	3.9bn	US$	16.5bn
Net debt	US$	2.4bn	US$	5.8bn	US$	46.3bn
Net debt / EBITDA	0.2x		1.5x		2.8x
Aluminium production, mtpa (c)	0.8		3.4		4.3
Alumina production, mtpa (c)	3.2		5.5		8.7
Bauxite production, mtpa (c)	16.1		13.9		30.0

(a) Alcan pre-disposal of Alcan Packaging business (b) Net debt includes new debt raised for acquisition (c) Rio Tinto 2006 production information from 2006 annual report.

Alcan 2006 production information from 2006 annual report. Source: Company information. (d) Pro forma financials - year ended 31 December 2006.

Note: Rio Tinto 2006 EBITDA includes Rio Tinto’s share of equity accounted units. Rio Tinto 2006 audited IFRS financials from 2006 annual report.

Alcan 2006 audited US GAAP financials from 2006 10K. Rio Tinto has not assessed the potential impact of adjusting accounting policies of Alcan to those of Rio Tinto.

Pro forma 2006 EBITDA by business

Rio Tinto (US$12.6bn)	RioTinto & Alcan (US$16.5bn)

Note: Rio Tinto 2006 EBITDA includes Rio Tinto’s share of equity accounted units. Rio Tinto 2006 audited IFRS financials from 2006 annual report. Alcan 2006 audited US GAAP financials from 2006 10K. Rio Tinto has not assessed the potential impact of adjusting accounting policies of Alcan to those of Rio Tinto. (a) Alcan upstream EBITDA calculated as total Alcan EBITDA less Alcan Packaging and Engineered Products Business Group Profit. Source: Company information.

Pro forma 2006 assests by geography

Rio Tinto (US$23.4bn)	RioTinto & Alcan(b) (US$44.1bn)

Note: Rio Tinto based on IFRS. Alcan based on US GAAP. Rio Tinto has not assessed the potential impact of adjusting accounting policies of Alcan to those of Rio Tinto. Alcan packaging and engineered products divisions represent 14% of total assets shown and are broken down: 59% Europe, 26% U.S.A., 4% Canada, 10% other, (a) Rio Tinto based on PP&E, intangible assets and goodwill at 31 Dec. 2006, as provided by Rio Tinto. (b) Alcan assets based on Gross PP&E as of 31 Dec. 2006 (c) Other includes South America, Africa, Asia and other Pacific, and all other.

Our commitment

Commitment to sustainable development

Sustainable development principles are critical for Rio Tinto in conducting its global operations. As a business, Rio Tinto Alcan contributes to global sustainable development by optimising the use of resources; adopting a responsible materials management approach which includes finding ways to avoid waste and contribute to recycling; and contributing to the knowledge, skills and capacity of host communities.

At Rio Tinto Alcan, we have incorporated environmental, social and economic considerations into business systems and processes including capital approval, project approval, acquisitions and divestments. All employees are responsible for considering the economic, social and environmental outcomes of business decisions.

Commitment to communities

We aim to develop lasting, mutually beneficial partnerships with all our communities around the world.

We believe it is important that our communities understand the business and can participate in an open, honest dialogue. To understand community expectations we consult with regional and local stakeholders, conduct research and form partnerships where appropriate.

Our operations have established community relations programmes to ensure that ongoing business priorities remain relevant and consistent with those of the communities within which we operate.

As part of our community relations programmes, we support projects and activities that contribute to the long term sustainability of communities. The programmes cover areas such as infrastructure, education, recreation, biodiversity/environment and healthcare.

Additional information

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The address of the Offeror is 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec, H3A 1G1. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The subsequent offering period has commenced and the Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on November 8, 2007, unless extended.

This document is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

Shareholders of Alcan are urged to read the offer and takeover bid circular (including the letter of transmittal and notice of guaranteed delivery), the Schedule TO (including the offer and takeover bid circular, letter of transmittal and related Tender Offer documents) and the Schedule 14D-9 as they contain important information about the Offer.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this offer. The Offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, 23 and 24 October 2007 are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Defense 7, 92073 Paris la Defense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007 (the “First Supplement”). A second notice of extension of the Offer was approved by the BFIC on 23 October 2007 (the “Second Supplement”). The Offer document, the Belgian Supplement, the First Supplement and the Second Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard General Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.

For further information:

Rio Tinto Alcan Head Office

1188 Sherbrooke Street West

Montreal, Quebec H3A 3G2

Canada

Telephone: 514 848-8000 Fax: 514 848-8115

www.riotinto.com/riotintoalcan